Filed by Abitibi-Consolidated Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: AbitibiBowater Inc.

Commission File No.: 333-141428

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, benefits or synergies of the combination, and other statements contained in this news release that are not historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about the combined company’s future range of products and customer service, the new company’s positioning in the marketplace, the delivery of US$250 million in synergies, the combined company’s future financial flexibility and the future development of its business. This news release also includes information that has not been reviewed by either company’s independent auditors. There is no assurance the combination contemplated in this news release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this news release are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed and the Securities and Exchange Commission (SEC) has declared effective a registration statement on Form S-4, which includes a definitive proxy statement of Bowater, a prospectus of AbitibiBowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/prospectus/management information circular regarding the proposed combination, and any other relevant documents filed or to be filed by Abitibi or Bowater because they contain or will contain important information. Shareholders may obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

The attached excerpts are transcribed from the Abitibi-Consolidated Inc. Second Quarter 2007 Results Conference Call, on July 24, 2007:

PIERRE ROUGEAU (Senior Vice-President, Corporate Development & Chief Financial Officer, Abitibi-Consolidated):

. . .In anticipation of the proposed combination with Bowater, we also proceeded with an amendment to our banking agreement to allow the necessary steps for the integration of the two companies. At the same time, the amendment also includes a waiver of the interest coverage ratio to the end of June 2008. On this note, I'll pass it over to John.

JOHN WEAVER (President and Chief Executive Officer, Abitibi-Consolidated):

. . .

Our second quarter results reflect the pricing and demand pressures that continued to confront our industry. This persistently challenging climate further supports the business merits of the proposed combination with Bowater as it is expected to provide both companies with synergies that neither company would be able to achieve on its own. Over the last six months, employees of both companies have spent significant time, planning for the integration of the two companies. Nine integration teams were created and given the mandate to have a synergy and day-one readiness plans in place from an organizational perspective.

For areas such as sales, supply chain, procurement and manufacturing, where we could not share information with Bowater, we used clean teams. The clean teams were composed of independent third parties to whom both companies provided information for day one readiness. This is expected to allow us to essentially hit the ground running.

All the integration teams were asked to come up with an organization that would leverage the strength of both companies and set a mandate for operations of the combined company going forward, all this with the ultimate goal of delivering 250 million of synergies.

We continue to have ongoing discussions with the U.S. Department of Justice and the Canadian Competition Bureau and are pleased with the progress of these dialogues. We remain optimistic that approval should be received during the third quarter.

Shareholders of record as of June 20th were advised of the vote scheduled for July 26 and were sent proxy materials for the meeting. We were very pleased to see that ISS, Glass Lewis and Proxy Governance, leaders of corporate governance and proxy solutions, have recommended that both shareholders of Abitibi and Bowater vote for the proposed combination.

I believe it is important to mention that in arriving at their conclusion, these three firms acknowledged that both management and the boards of Abitibi and Bowater considered strategic alternatives other than the proposed combination and that the 250 million synergy target was well documented through third parties.

Last week, we announced the proposed senior executive team to lead Abitibi-Bowater. We assembled a team from very seasoned professionals with diverse and impressive backgrounds. I am confident they will provide the leadership necessary to deliver not only the 250 million of synergies but also to put together plans for stretch targets both in terms of dollars and timing of these synergies.

We expect that the proposed combination creating Abitibi-Bowater will deliver direct benefits to our customers. Our new company will provide access to a broad range of forest products and best-in-class customer service with continued commitment to environmental sustainability.

Finally, there is no doubt that the combined company will have greater financial flexibility, improved cash flow and remain focused on debt reduction.

With that, I’ll turn it over to Frank for questions.

. . .

OPERATOR: The next question is from Joe Stivaletti, from Goldman Sachs. Please go ahead.

JOE STIVALETTI: Hi. I just had a few things. One is on the... I was wondering, are you in a position where you could talk about your shareholders? I know you’ve got, obviously, the one big shareholder that’s come out not in favour of the deal. Have you... can you, you know, identify any other large shareholders that are not in favour of it or...?

JOHN WEAVER: Well, we can’t talk about specific shareholders but we have, in fact, talked to almost all our large shareholders and we really have only the one negative response. Most of our... all of our other shareholders seem to be positively in favour of the deal.

And so we have had these discussions with our shareholders well before the announcement from Third Avenue and we have followed up since, and so it seems that we still have strong support and we believe that the deal will go through as proposed.

. . .

OPERATOR: Thank you. The next question is from Angie Salam(phon), from Deutsche Bank. Please go ahead.

ANGIE SALAM: Hi. I was just wondering if you could give us an idea of financing plans for the combined company, you know, combined credit facilities, any plans for the upcoming debt maturity, etc.?

PIERRE ROUGEAU: Well, that will have to be determined once the companies are together, just like we get questions about strategic direction for the company. Those things we cannot answer at this point and likewise, you know, the actual plan for the new company will be derived once the new company is put together.

I think John pointed out though that the debt reduction will still be a focus of the new company, which is key.

JOHN WEAVER: I think it's part of the integration process. We have teams that are exploring options that we can take to the new board of directors as fast as possible because obviously one of the things we need to do is to put the refinancing in place.

ANGIE SALAM: Okay, so it could be assumed that this is going to be kind of top priority, soon-ly announced once the deal closes?

PIERRE ROUGEAU: Absolutely.

ANGIE SALAM: Okay, thank you.

OPERATOR: Thank you. The next question is from Kevin Core(phon), from Bank of America Securities. Please go ahead.

. . .

KEVIN CORE: Great, and I guess the second question, large investors have been pretty public in questioning the synergies premise of the transaction. Are there things that management can point to that would give people more confidence that the number's real and that it'll flow through to financials?

PIERRE ROUGEAU: Well, I think that the one...

JOHN WEAVER: I think both companies have a history of achieving the synergies in their various mergers and acquisitions. But more importantly probably is, as I discussed in the script, we have put together nine integration teams. These are made up of senior players from both Abitibi and Bowater. We have put together synergy targets and they have addressed those targets and begun to discuss stretch targets inside the synergy teams and where we haven't been able to have one-to-one discussions, we've set up clean teams so that we can have the information on day one to get going on the synergies and so I think that we'll be able to achieve at least 250 million of synergies.

KEVIN CORE: What do you think is the biggest risk to achieving those synergies? I guess just in the context of an investor being so public and so outspoken that the synergies numbers, you know, difficult to achieve, maybe just anything else you can share on that? The biggest risk to the synergies achieving it?

JOHN WEAVER: I don't... Of course, the biggest risk always in these kinds of things are putting together the right teams of people. We've begun to assemble the teams and I think it's been really rewarding to see the people on the integration teams work together and be open to new ideas and frankly, I feel pretty comfortable with the 250 million of synergies.

KEVIN CORE: And just a last question. Were there any amendments to the bank facility outside of the interest coverage test that you alluded to to allow the combination to go through, or was that the only change?

PIERRE ROUGEAU: No, there were other amendments. We need for tax purposes and for other reasons, we need to move pieces around once a company gets together, we need to move assets around to the two companies, as an example. So that amendment will enable us to do that.

KEVIN CORE: Is that the only material other change?

PIERRE ROUGEAU: Yes, pretty well.

KEVIN CORE: Okay, great. Good luck, guys.

PIERRE ROUGEAU: Thank you.

OPERATOR: Thank you. The next question is from Peter Clobe(phon), from Saddle Point Capital. Please go ahead.

PETER CLOBE: Yes, hi. Most of my questions were answered and I appreciate the time. Just a quick question. Sorry to belabour the point with Third Avenue but according to the proxy statement, it says that if the investor basically officially dissents, that could block the merger. But you have the ability in management to waive that dissent. I was just wondering if you could comment on that process and any potential legal aspects that could result from that.

PIERRE ROUGEAU: Well, what decides whether or not the merger goes through is the actual vote. So a shareholder in order to dissent must vote against the deal. Then it's the vote that determines if the merger goes through or not. After the vote happens, you know, as you read in our agreement with Bowater, there is a limit of 12 per cent which both parties can waive. But you know, actually in due course, you need to have the result of the votes first and then, you know, the two companies will see and determine if there is indeed, if that happens, what goes on next.

PETER CLOBE: That's clear in the document, but if they were, they couldn't block the merger basically is what you're saying. It could just basically result given the larger than 12-per-cent threshold of Third Avenue now, and to maybe just some potential legal issues but not an actual dissolution let's say of the actual combined merger.

PIERRE ROUGEAU: No. I mean again, it's the vote that takes place, okay. And then after that, to the extent if there were dissent above 12 per cent, it will have to be the two companies' boards will have to waive that condition.

JOHN WEAVER: So your summary is essentially correct.

PIERRE ROUGEAU: Yes.

PETER CLOBE: I appreciate it, and again, best of luck on the transaction.

PIERRE ROUGEAU: Thank you.

. . .

OPERATOR: Thank you. Once again, if you wish to ask a question, please press *1 on your telephone keypad. Your next question is from Gilles Mongeau, from Radio-Canada. Please go ahead.

. . .

GILLES MONGEAU: How many mills do you expect to close with the merger?

JOHN WEAVER: You know, that's a discussion that we have not had and we would certainly be hopeful that all our mills are profitable. Of course, all of that is always dependent on what the market conditions are and we'll have to look at the market. The market will close mills, not Abitibi-Bowater.

GILLES MONGEAU: When you are talking about the nine teams, talking about the merge, isn't it what they are looking for? If they need to close, when you are talking about synergies also?

JOHN WEAVER: Synergies are completely independent of sales or marketing issues. It's 100-per-cent driven by cost reduction and so it has nothing really to do with the mill portfolio of the company.

GILLES MONGEAU: Okay, thank you very much.

. . .

OPERATOR: The next question is from Konrad Yakabuski, from Globe and Mail. Please go ahead.

KONRAD YAKABUSKI: Hi, there. Thank you. I was wondering, Mr. Weaver, you said that you've spoken to all of your large major... major, large shareholders on the Bowater-Abitibi transaction. Does that include Quebecor given this rather unusual position of having monetized their holding but yet still holding the right to vote those shares?

JOHN WEAVER: Well, you know, we don't comment on specific shareholders but we have had meetings with the majority, if not all of our large shareholders.

KONRAD YAKABUSKI: So you can't tell me whether you believe there are...

JOHN WEAVER: I can't because it's not appropriate for me to comment specifically unless the individual shareholder wishes to go public.

KONRAD YAKABUSKI: Okay, but you're confirming that the only negative response you had was from Third Avenue Management?

JOHN WEAVER: It's the only negative response that we've heard publicly.

KONRAD YAKABUSKI: Okay, thank you.

OPERATOR: Thank you. There are no further questions registered at this time.

FRANCESCO ALESSI: All right, well thank you all for joining and I guess we'll speak next quarter. Thank you.

OPERATOR: Thank you. The conference has now ended. Please disconnect your lines at this time. We thank you for your participation and have a great day.

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